

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2007

Mr. George S. Young
Chief Executive Officer, Chief Financial Officer,
President and Chairman of the Board
Fellows Energy Ltd.
1942 Broadway St., Suite 320
Boulder, CO   80302

> **Re: Fellows Energy Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 23, 2007**
> **File No. 000-33321**

Dear Mr. Young:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements, page 22

Statements of Operations, page 25

1. We note that you classified certain items below operating loss on the statements of operations, including gain on sale of unproved property, project revenue applied as credit to purchase, re-sale of pipe, and insurance rebates and project purchase credit. Some of these items appear to be operating in nature. Please tell us the nature and origin of each of these items, and explain why you believe they are appropriately excluded from your measure of operating loss. Please read the guidance in paragraph 45 of SFAS 144.

Notes to Financial Statements, page 28

Note 1 – Nature of Operations and Significant Accounting Policies, page 28

2. We note your disclosure in the second paragraph on page 29, regarding your policy for review of long-lived assets for impairment, stating "We will calculate expected future cash flow on all proved reserves using a 10% discount rate and escalated prices." However, this statement does not appear to be in agreement with each of the sentences that precede and follow it, in which you describe your impairment testing methodology as using the "undiscounted future net revenue," nor does it appear to conform to the guidance of SFAS 144. Please revise your disclosure, and accounting if necessary, to eliminate inconsistent representations and conform to the requirements of SFAS 144.

Note 7 – Convertible Debentures, page 31

3. We note that in conjunction with a convertible debenture that you issued in June 2004, you also issued warrants to purchase up to 400,000 shares of common stock at $1.50 per share. However, it appears that you did not determine and record a value for these warrants, in contrast to the accounting you applied to similar subsequent convertible debenture offerings, in June 2005 and September 2005. Please tell us why similar accounting was not applied to your June 2004 convertible debenture issuance, if you concluded that paragraph 16 of APB Opinion 14 was not applicable.

Note 8 – Notes Payable, page 33

4.   Please expand your disclosure to clarify how the total of the individual note payable amounts outstanding reconciles to the related amounts in your balance sheets. It would be helpful if you would include a tabular presentation of notes payable within this financial statement note, to facilitate this disclosure.

        Please also disclose the amounts of principal payments due in the succeeding five years, to comply with the requirements of paragraph 10(b) of SFAS 47.

Note 13 – Subsequent Events, page 37

5.   You state that, as part of your debentures restructuring, you and the holders agreed to amend (reduce) the fixed conversion price of the Old Debentures to $0.1375. Tell us how this price compared to the market value of your shares at the time, and indicate how the overall value of the convertible debentures compared, before and after the change. Please explain your basis for the accounting methodology applied.

6.   We understand that, as of April 11, 2007, there were 100,000,000 shares of your common stock outstanding, which coincides with the maximum amount then authorized. As a result of restructuring the terms of your convertible debt to reduce the fixed conversion price to $0.1375 (also impacting a large number of outstanding common stock warrants), it appears that you do not have sufficient available authorized shares to accommodate conversions or warrant exercises.

        Please tell how you have factored the limited number of authorized but unissued shares available to satisfy potential debenture conversions and warrant exercises in your accounting, relative to the guidance in paragraph 19 of EITF No. 00-19.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

General

7.   Please file an amendment to your filing, which has been reviewed by your external accountants, to comply with Rule 310(b) of Regulation S-B, as you indicated would be done in your Form 8-K, filed on August 23, 2007.

Financial Statements, page 3

Statements of Operations, page 4

8.   We note that, subsequent to the end of the quarter, on August 6, 2007, you sold
        your interest in the Carbon County Project. As a result of this subsequent
        disposal, you classified the related operations as discontinued. Please disclose the
        information required by paragraph 47(a) of SFAS 144, in the notes to your
        financial statements. It should be clear how you had met the criteria in
        paragraphs 42 and 43.

Engineering Comments

General

9.   Please provide us with a copy of your reserve report as of December 31, 2006.
        Please provide this on electronic media, such as CD-ROM, if possible. If you
        would like this information to be returned to you, please follow the guidelines in
        Rule 418(b) of Regulation C.

Company and Industry Highlights, page 4

Property Summary, page 5

10.   Please remove the reported volumes of *probable* and *possible* reserves, including
        references to these and *potential* oil reserves, appearing here and elsewhere in the
        filing. As a general rule, you may only report proved reserves in filings with the
        SEC, as defined in Rule 4-10(a) of Regulation S-X. You may refer to the
        guidance offered in Instruction 5 to Item 102 of Regulation S-K for clarification.

Financial Statements

Property Reserves (Unaudited), page 34

11.   Please revise your document to include the appropriate line item changes from
        year to year. Please refer to paragraph 11 of SFAS 69. Include explanations for
        the significant changes in your year-to-year reserves.

Standardized Measure of Discounted Future Net Cash Flows, page 34

12.   If future development costs are significant, please revise your document to present these in a separate line item, apart from future production costs. Please refer to paragraph 30(b) of SFAS 69, if you require further guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact

James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief